As filed with the Securities and Exchange Commission on October 7, 2005

                                      Investment Company Act File No. 811-09479

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 1)

                   The S&P 500(R) Protected Equity Fund, Inc.
                                (Name of Issuer)

                   The S&P 500(R) Protected Equity Fund, Inc.
                      (Names of Person(s) Filing Statement)

                Shares of Common Stock, Par Value $.10 per share
                         (Title of Class of Securities)

                                   78379P 103
                      (CUSIP Number of Class of Securities)

                               Robert C. Doll, Jr.
                   The S&P 500(R) Protected Equity Fund, Inc.
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                                 (609) 282-2800
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

Frank P. Bruno, Esq.                   Andrew J. Donohue, Esq.
Sidley Austin Brown & Wood LLP         Merrill Lynch Investment Managers, L.P.
787 Seventh Avenue                     P.O. Box 9011
New York, New York  10019              Princeton, New Jersey  08543-9011





                                 August 24, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

       This Amendment No. 1 to the combined Going-Private Transaction Statement and Issuer Tender Offer Statement on Schedule TO of The S&P 500(R) Protected Equity Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 31,510,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares"), and originally filed with the Securities and Exchange Commission on August 24, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

       The Offer terminated at 4:00 p.m., Eastern time, on September 26, 2005, as extended (the "Expiration Date"). Pursuant to the Offer, 24,102,773 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.76 per share, as determined as of 4:00 p.m., Eastern time, on Thursday, September 29, 2005, for an aggregate purchase price of $235,243,064.40.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 THE S&P 500(R) PROTECTED EQUITY
                                 FUND, INC.



October 7, 2005                  By:  /s/  Donald C. Burke
                                 ----------------------------------------------
                                (Donald C. Burke, Vice President and Treasurer)

                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                            New York, New York 10019

                            Telephone: (212) 839-5300

                            Facsimile: (212) 839-5599



VIA ELECTRONIC FILING
-------------------------

October 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:  Division of Investment Management

Re:  The S&P 500(R) Protected Equity Fund, Inc.
Amendment No. 1 to the combined Going-Private Transaction Statement and Issuer Tender Offer Statement on Schedule TO
-----------------------------------------------------

Dear Sirs:

         On behalf of The S&P 500(R) Protected Equity Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the combined Going-Private Transaction Statement and Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on August 24, 2005 and terminated on September 26, 2005.

         Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5969.

                                                      Very truly yours,

                                                     /s/  Carla G. Teodoro
                                                     ----------------------
                                                     Carla G. Teodoro

Enclosure